TMM Company Contact:                                                           AT Dresner Corporate Services::
Luis Rodolfo Capitanachi Dagdug, CFO                     David Gutierrez (investors, analysts, media)
011-52-55-5629-8866                                                     312-780-7204
luis.capitanachi@tmm.com.mx                                      dgutierrez@dresnerco.com

Miguel Angel Gonzalez, Investor Relations
011-52-55-5629-8866
miguel.a.gonzalez@tmm.com.mx

GRUPO TMM REPORTS FOURTH QUARTER AND FULL YEAR 2022 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

Fourth Quarter 2022 Results Include:

o	Stockholders’ Equity of $1,811.4 million.
o	Financial Debt of 12.4 percent from Stockholders’ Equity.
o	Annual consolidated revenues increased 23.8 percent.

Mexico City, March 2, 2023 – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation, infrastructure, and logistics Company, reported today its unaudited financial results for the fourth quarter and full year 2022.
Year 2022 was a challenging period, representing the opportunity to strengthen the Company's fundamentals. During this time, GTMM focused on its corporate restructuring while boosting the executive team, on developing its strategy to consolidate businesses related to the Maritime Sector, ending 2022 with four specialized vessels in operation, as well as on a disciplined expense control.
In 2023, GTMM will continue with its strategy by adding more specialized vessels, increasing the installed capacity at its Tampico Shipyard and maintaining efficient and profitable operations that allow the financial strengthening and the implementation of its short- and medium-term projects.
Finally, Management thanks to all GTMM employees for their dedication to continue generating value to its shareholders.

Consolidated revenue in the fourth quarter of 2022 increased $387.9 million, compared to $411.5 million in the same period of previous year. Consolidated revenue for the twelve months of 2022 increased 23.8 percent to $1,673.4 million, compared to $1,351.7 million for the same period of the previous year.

Consolidated operating result in the fourth quarter and twelve months of 2022 were positive compared to losses in both periods of 2021, mainly as a result of the increase in the Maritime Division in the number of vessels operated in the offshore segment and in the reactivation of the cruise activity in the shipping agency segment.
Consolidated EBITDA for the twelve months of 2022 registered $109.2 million.

Headquartered in Mexico City, Grupo TMM is a Mexican company that provides comprehensive solutions in maritime transportation, maritime infrastructure, warehousing, and ports & terminals logistics operations, through its branch offices and network of subsidiary companies. For more information on Grupo TMM, please visit the company’s web site at www.tmm.com.mx. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	December 31,	December 31,
	2022	2021

Cash and cash in banks available	94.2	39.6
Restricted cash	2.1	48.2
Total cash and cash equivalents	96.3	87.8
Accounts receivable – Net	500.9	466.1
Other accounts receivable	185.6	69.1
Taxes to be recovered	142.6	202.9
Prepaid expenses and others current assets	54.4	69.2
Non-current assets held for sale	272.5	455.2
Total current assets	1,252.3	1,350.3
Taxes to be recovered long term	280.0	280.0
Property, machinery and, equipment	1,517.8	1,645.3
Cumulative Depreciation	(94.9)	(176.8)
Property, machinery and, equipment – Net	1,422.9	1,468.6
Rights of use	269.0	337.2
Other assets	242.7	276.2
Total assets	3,466.9	3,712.3
Bank loans and current maturities of long-term liabilities	194.0	196.2
Leases short-term	68.9	121.4
Suppliers	444.3	437.0
Other accounts payable and accrued expenses	404.9	475.9
Total current liabilities	1,112.1	1,230.5
Bank loans	31.5	65.6
Leases long-term	218.1	288.5
Deferred taxes	145.6	196.1
Other long-term liabilities	148.2	112.5
Total long-term liabilities	543.5	662.6
Total liabilities	1,655.6	1,893.2
Total stockholders´ equity	1,811.4	1,819.1
Total liabilities and stockholders´ equity	3,466.9	3,712.3

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -
	Three months ended		Twelve months ended
	December 31,		December 31,
	2022	2021	2022	2021

Maritime	289.4	271.3	1,234.4	835.2
Ports and Terminals	31.6	50.3	161.0	223.8
Warehousing Services	52.7	61.0	159.5	153.5
Maritime Infrastructure	14.2	28.8	118.4	139.2
Revenue from freight and services	387.9	411.5	1,673.4	1,351.7
Maritime	(275.8)	(247.1)	(1,134.1)	(794.0)
Ports and Terminals	(20.4)	(50.7)	(137.0)	(211.9)
Warehousing Services	(34.6)	(44.5)	(121.1)	(113.0)
Maritime Infrastructure	(16.4)	(26.7)	(80.4)	(82.6)
Cost of freight and services	(347.3)	(369.0)	(1,472.7)	(1,201.4)
Maritime	(5.1)	(7.8)	(15.7)	(17.6)
Ports and Terminals	(4.2)	(6.7)	(18.1)	(30.7)
Warehousing Services	(15.6)	(19.6)	(52.4)	(56.5)
Maritime Infrastructure	(1.8)	(3.4)	(7.6)	(8.0)
Depreciation and amortization	(26.7)	(37.6)	(93.9)	(112.8)
Maritime	8.5	16.5	84.6	23.7
Ports and Terminals	7.0	(7.2)	5.8	(18.8)
Warehousing Services	2.4	(3.1)	(14.0)	(16.0)
Maritime Infrastructure	(4.0)	(1.3)	30.4	48.7
Results by business	14.0	4.9	106.8	37.6
Corporate expenses	(22.3)	28.8	(80.8)	(73.8)
Corporate depreciation and amortization	(0.2)	(1.1)	(2.3)	(4.4)
Non-recurring (expenses) income	10.6	(99.8)	(10.7)	(169.3)
Operating (loss) gain	2.1	(67.1)	13.1	(210.1)
Financial (expenses) income - Net	(5.1)	(9.2)	(31.2)	(28.1)
Leases financial expenses	(8.7)	(4.2)	(29.1)	(34.2)
Exchange gain (loss) - Net	13.3	(4.6)	19.9	3.2
Net financial cost	(0.6)	(18.0)	(40.4)	(59.1)
(loss) gain before taxes	1.5	(85.1)	(27.3)	(269.2)
Provision for taxes	(1.8)	0.0	29.2	21.1

Net (loss) gain for the period	(0.3)	(85.1)	1.9	(248.1)

Attributable to:
Minority interest	(0.9)	1.3	(1.6)	(5.5)
Equity holders of GTMM, S.A.B.	0.6	(86.5)	3.5	(242.6)

Weighted average outstanding shares (millions)	102.18	102.18	102.18	102.18
Income (loss) earnings per share (pesos/share)	0.01	(0.8)	0.03	(2.4)

Outstanding shares at end of period (millions)	102.18	102.18	102.18	102.18
Income (loss) earnings per share (pesos/share)	0.01	(0.8)	0.03	(2.4)

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended		Twelve months ended
	December 31,		December 31,
	2022	2021	2022	2021

Net gain (loss) for the period	(0.3)	(85.1)	1.9	(248.1)
Depreciation & amortization	27.2	38.7	96.1	117.2
Deferred taxes	3.2	(0.2)	(32.4)	(28.2)
Other non-cash items	83.4	172.1	147.1	272.8
Total non-cash items	113.8	210.6	210.9	361.8
Changes in assets & liabilities	(187.4)	(107.6)	(168.9)	(191.9)
Total adjustments	(73.6)	103.0	41.9	169.9
Net cash provided by (used in) operating activities	(73.9)	17.9	43.8	(78.1)

Proceeds from sales of assets	118.8	13.3	128.1	97.0
Payments for purchases of assets	(12.5)	(33.5)	(24.8)	(75.5)
Net cash provided by (used in) investment activities	106.4	(20.2)	103.3	21.5

Short-term borrowings (net)	(10.5)	3.7	(30.2)	37.5
Repayment of leases	(21.9)	16.9	(97.8)	(52.3)
Proceeds from (repayment of) long-term debt	(1.0)	(4.1)	(2.8)	15.6
Net cash provided by (used in) financing activities	(33.4)	16.5	(130.8)	0.8
Exchange effect on cash	(6.5)	(2.6)	(7.8)	0.5
Net increase (decrease) in cash	(7.4)	11.5	8.5	(55.2)
Cash at beginning of period	103.7	76.2	87.8	143.0
Cash at end of period	96.3	87.8	96.3	87.8

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.